UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-33688
DATATRAK International, Inc.

(Exact name of registrant as specified in charter)
6150 Parkland Boulevard, Mayfield Hts., Ohio 44124; (440) 443-0082

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, no par value
Series A Junior Participating Preferred Stock Purchase Rights1

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☑	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2) ☐	Rule 15d-6 ☐
Rule 12h-3(b)(1)(i) ☑
     Approximate number of holders of record as of the certification or notice date: 80
     Pursuant to the requirements of the Securities Exchange Act of 1934, DATATRAK International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2009	By:	/s/ Raymond J. Merk
		Name:	Raymond J. Merk
		Title:	Vice President of Finance, Chief Financial Officer, Chief Operating Officer and Treasurer

[1]	The registrant’s Series A Junior Participating Preferred Stock Purchase Rights expired on September 2, 2007, pursuant to the terms of the Rights Agreement, dated as of September 2, 1997, between the registrant and National City Bank, as Rights Agent.